July 5, 2024

Giuliano La Fratta
Chief Financial Officer
Aeterna Zentaris Inc.
c/o Norton Rose Fulbright Canada, LLP
222 Bay Street, Suite 3000
PO Box 53, Toronto ON M5K 1E7, Canada

        Re: Aeterna Zentaris Inc.
            Form 20-F for Fiscal Year Ended December 31, 2023
            File No. 001-38064
Dear Giuliano La Fratta:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Exhibits

1. We note that your officers' Section 906 certifications furnished in Exhibits 13.1 and
       13.2 pursuant to Rule 13-a14(b) of the Exchange Act refer to the year ended December
       31, 2021 rather than for the year ended December 31, 2023. Please file a full amendment to your Form 20-F which includes corrected and currently dated Section 906 certifications.
 July 5, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tara Harkins at 202-551-3639 or Eric Atallah at 202-551-3663 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences